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Exhibit (d)(12)

August 3, 2012

Computer Software Innovations, Inc.
900 East Main Street, Suite T Easley,
South Carolina 29640

Ladies and Gentlemen:

        As you are aware, Constellation Software Inc. ("Buyer") and Computer Software Innovations, Inc. (the "Company") have engaged in preliminary, non-binding discussions regarding the terms of a possible acquisition of the Company by Buyer (the "Proposed Transaction"). Although no definitive agreements have been entered into regarding the Proposed Transaction, Buyer and the Company have concluded that it is in their mutual best interests to continue these discussions. Accordingly, Buyer and the Company hereby agree that commencing on the date hereof until September 30, 2012, or such earlier time as Buyer and the Company shall mutually agree in writing (such period of time, the "Exclusivity Period"), Buyer and the Company shall continue to discuss on an exclusive basis the Proposed Transaction, including the negotiation of the terms thereof and the definitive documentation regarding the same.

        In consideration of the time, effort and expenses to be undertaken by Buyer in connection with the pursuit of the Proposed Transaction, and other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company hereby agrees that, during the Exclusivity Period, the Company shall not, and shall not authorize or permit any of its Representatives to, directly or indirectly: (i) solicit, initiate or take any action to facilitate or encourage any inquiries or the making of any proposal from a person or group of persons other than Buyer and its affiliates that may constitute, or could reasonably be expected to lead to, an Alternative Transaction (as defined below); (ii) enter into or participate in any discussions or negotiations with any person or group of persons other than Buyer and its affiliates regarding an Alternative Transaction; (iii) furnish any non-public information relating to the Company or any of its subsidiaries, assets or businesses, or afford access to the assets, business, properties, books or records of the Company or any of its subsidiaries to any person or group of persons other than Buyer and its Representatives, in all cases for the purpose of assisting with or facilitating an Alternative Transaction; or (iv) grant any waiver or release of any standstill or similar agreement with respect to any class of equity securities of the Company or any of the Company's subsidiaries; or (v) enter into an Alternative Transaction or any agreement, arrangement or understanding, including, without limitation, any confidentiality agreement, letter of intent, term sheet or other similar document, relating to an Alternative Transaction Immediately upon execution of this letter, the Company shall, and shall cause its Representatives to, terminate any and all existing discussions or negotiations with any person or group of persons other than Buyer and its affiliates regarding an Alternative Transaction.

        As used herein, the term "Representatives" means a party's stockholders, affiliates, directors, officers, employees, agents, investment bankers, attorneys, accountants, consultants, advisors and other representatives.

        As used herein, the term "Alternative Transaction" means any (i) direct or indirect acquisition of assets of the Company or any of its subsidiaries (including any voting equity interests of the Company's subsidiaries) equal to 20% or more of the fair market value of the Company's consolidated assets or to which 20% or more of the Company's net revenues or net income on a consolidated basis are attributable, (ii) direct or indirect acquisition of 20% or more of the voting equity interests of the Company, (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the voting equity interests of the Company, (iv) merger, consolidation, other business combination or similar transaction involving the Company or any of its subsidiaries, pursuant to which such person would own 20% or more of the consolidated assets, net revenues or net income of the Company and its subsidiaries, taken as a whole, or (v) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company or the declaration or payment of an extraordinary dividend (whether in cash or other property) by the Company; in all cases of clauses (i)-(iv) where such transaction is to be entered into with any person or group of persons other than Buyer or its affiliates.

        During the Exclusivity Period, the Company shall promptly notify Buyer of the receipt of any oral or written offer, indication of interest, proposal or inquiry relating to an Alternative Transaction, such notice to include the material terms thereof, including the identity of the person or group of persons involved. The Company shall promptly furnish Buyer with a copy of any written offer or other information that it receives relating to an Alternative Transaction and shall keep Buyer fully informed on a current basis of any modifications to such offer or information.

        In consideration of the time, effort and expenses to be undertaken by Company in connection with the pursuit of the Proposed Transaction, the Buyer agrees that, commencing on the date hereof until September 30, 2012 (the "Standstill Period"), unless expressly authorized by the Company or its board of directors (or any committee thereof) in writing, the Buyer shall not (and shall cause its affiliates not to and shall cause its and their respective Representatives acting at its and their respective behalf not to): (a) in any manner acting alone or in concert with others, acquire, agree to acquire or make any proposal to acquire, directly or indirectly, by means of purchase, merger, business combination or in any other manner, beneficial ownership of any securities of the Company, direct or indirect rights to acquire any securities of the Company (including any derivative securities with economic equivalents of ownership of any of such securities), any right to vote or to direct the voting of any securities of the Company or any assets of the Company, (b) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company, (c) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with respect to any voting securities of the Company, other than any group comprised solely of the Buyer and its affiliates, (d) otherwise act, alone or in concert with others, to seek to control, advise, change or influence the management, board of directors, governing instruments, policies or affairs of the Company, (e) make any public disclosure, or take any action that could require the Company to make any public disclosure, with respect to any of the matters set forth in this letter or the Confidentiality Agreement dated as of May 10, 2012, by and between the Company and the Buyer (the "Confidentiality Agreement"), (f) disclose any intention, plan or arrangement inconsistent with the foregoing or (g) have any discussions or enter into any arrangements (whether written or oral) with, or advise, assist or encourage any other persons in connection with any of the foregoing; provided, however, that the Buyer's issuance and publication of the letter dated March 30, 2012 shall be deemed not to be a violation of this letter or the Confidentiality Agreement. The Buyer also agrees during such period not to request the Company or any of the Company Representatives, directly or indirectly, to amend or waive any provision of this paragraph of this letter (including this sentence). Notwithstanding the terms of this paragraph, the Buyer shall at all times be entitled to make non-public proposals to the board of directors of the Company amending any transaction proposal previously made by the Buyer.

        The parties hereto acknowledge that Confidential Information (as defined in the Confidentiality Agreement) shall include, without limitation, the existence and terms of this letter, the fact that exclusivity has been granted by the Company, and to whom it has been granted. The parties agree to treat such Confidential Information in accordance with the provisions of the Confidentiality Agreement.

        The parties hereto acknowledge that a breach of this letter would cause irreparable harm for which monetary damages would be an inadequate remedy. Accordingly, the parties hereby agrees that the other party may seek equitable relief in the event of any breach or threatened breach of this letter, including injunctive relief against any breach thereof and specific performance of any provision thereof, in addition to any other remedy to which such party may be entitled.

        The parties hereto acknowledge that the execution and delivery of this letter does not create any legally binding obligations between the parties relating to the Proposed Transaction except those specifically set forth herein and in the Confidentiality Agreement. Each party acknowledges and agrees that this letter expresses the parties' interests in continuing discussions regarding the Proposed Transaction and is not intended to, and does not, create any legally binding obligation on any party to consummate the Proposed Transaction. Such an obligation will arise only upon the execution and delivery of final definitive agreements relating to the Proposed Transaction.

        To the extent this letter conflicts with or otherwise is inconsistent with the Confidentiality Agreement the term of this agreement shall govern and prevail.

        This letter shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

        This letter may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

        If this letter accurately sets forth our understanding, kindly execute the enclosed copy of this letter and return it to the undersigned.

Very truly yours,
CONSTELLATION SOFTWARE INC.
By:	/s/ MARK LEONARD Name: Mark Leonard Title: President
COMPUTER SOFTWARE INNOVATIONS, INC.
By:	/s/ NANCY K. HEDRICK Name: Nancy K. Hedrick Title: President / CEO Date: August 6, 2012

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  Exhibit (d)(12)